Exhibit 99.2

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

INTRODUCTION

The following discussion of the operating results and financial position of Jaguar Mining Inc. (“Jaguar" or the "Company”) should be read in conjunction with the annual audited consolidated financial statements and the notes thereto of the Company for the years ended December 31, 2007 and 2006 and the unaudited consolidated financial statements and the notes thereto of the Company for the interim periods ended September 30, 2008 and 2007.  The financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and the annual audited financial statements have been reconciled to U.S. generally accepted accounting principles (“U.S. GAAP”).

The discussion and analysis contained in this MD&A are as of November 6, 2008.

FORWARD-LOOKING STATEMENTS

Certain statements in this Management’s Discussion and Analysis (“MD&A”) constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation.  These Forward-Looking Statements include, among others, statements concerning the Company's future objectives, measured and indicated resources and proven and probable reserves, their average grade, the commencement period of production, cash operating costs and completion dates of feasibility studies, gold production and sales targets, capital expenditure costs, future profitability and growth in reserves.  Forward-Looking Statements can be identified by the use of words, such as "are expected", "is forecast", “is targeted”, "approximately" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.  Forward-Looking Statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labour and equipment, the possibility of labour strikes and work stoppages  and changes in general economic conditions.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-Looking Statements, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

These Forward-Looking Statements represent our views as of the date of this discussion.  The Company anticipates that subsequent events and developments may cause the Company's views to change.  The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by, or on behalf of the Company, subsequent to the date of this discussion, other than as required by law.  For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's Forward-Looking Statements, see the "CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS" and "RISK FACTORS" as filed in the Company’s Annual Information Form for the year ended December 31, 2007, filed on SEDAR and available at www.sedar.com,  and its filings, including the Company's Annual Report on Form 40-F for the year ended December 31, 2007, filed with the U.S. Securities and Exchange Commission, which are available at www.sec.gov on EDGAR. Further information about the Company is available on its corporate website www.jaguarmining.com.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF INFERRED AND MEASURED AND INDICATED RESOURCES

This document includes the term "inferred resources" and "measured and indicated resources".  The Company advises U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into proven or probable reserves.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

"Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded o a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

SUMMARY DESCRIPTION OF JAGUAR’S BUSINESS

Jaguar is engaged in gold production and in the acquisition, exploration, development and operation of gold producing properties in the Iron Quadrangle region of Brazil, a greenstone belt located near the city of Belo Horizonte in the state of Minas Gerais.  Through a joint venture with Xstrata plc (“Xstrata”), the Company is also engaged in gold exploration at a greenfield site in the northeast of Brazil covering 159,000 acres.  In addition, the Company may consider the acquisition and subsequent exploration, development and operation of non-gold mineral properties in Brazil.

The Company is currently producing gold at its Turmalina and Sabará operations, and initiated commissioning operations at Paciência during the quarter ended September 30, 2008.  The Company also finalized NI 43-101 feasibility study technical reports for the Phase I Expansion of the Turmalina operation and the Caeté Project, which were filed on SEDAR on September 11 and September 17, 2008 respectively.

The Company’s plans are to optimize cash flow from its existing operations and development projects in order to become a mid-sized gold producer over the next several years.  Coupled with existing cash on hand, and based on the Company’s assumptions concerning production costs, foreign currency exchange rates, forward gold prices and limited borrowings, the Company believes it has the required funds to execute on its plans.  A sensitivity analysis, which addresses deviations from certain base assumptions for feed grade, costs, and other variables, used in the development of various technical reports the Company has previously filed, is provided in the Company’s Annual Information Form for the year ended December 31, 2007, dated March 24, 2008, and is available on SEDAR at www.sedar.com.

The Company believes that the development initiatives it has carried out to date, which include over 25 km of underground development at its properties in Minas Gerais, give it a reasonable basis to express confidence that sufficient mineral resources exist and additional resources will be identified to reach and sustain its production targets for the foreseeable future.  The Company’s primary properties remain open at depth and along strike.  Given the management team's extensive experience operating in the Iron Quadrangle, coupled with the geological characteristics of other gold operations in the same district, management believes the identification of additional gold resources to meet the Company’s production targets will not be a constraining issue.

The Company believes it has a cost structure that places it in a highly competitive position compared to other mid-sized gold producers.  The Company believes that it experiences significantly lower capital costs per installed ounce of capacity, than many of its competitors in large part due to the shallow nature of its underground operations.

PROJECT DEVELOPMENT REVIEW - OPERATIONS AND EXPLORATION

Production

During the quarter ended September 30, 2008, the Company produced a total of 34,935 ounces of gold at Sabará, Turmalina, and Paciência at an average cash operating cost of $461 per ounce compared to 20,334 ounces at an average cash operating cost of $346 per ounce during the same period last year.  Gold production for the quarter ended September 30, 2008 increased 72% from the comparable quarter in 2007.  Cash operating costs increased during the quarter as a result of the inclusion of the Paciência operation, which entered the commissioning phase, and the weaker U.S. dollar (“US$”) compared to the Brazilian real (“R$”).  Excluding the impact of Paciência, approximately 59% of the increase in average cash operating costs can be attributed to the weakness of the US$.  The average exchange rate for the quarter ended September 30, 2008 was R$1.67/US$1.00 compared to R$1.92/US$1.00 for the quarter ended September 30, 2007.

The Company currently expects gold production to rise roughly 70% from 70,000 ounces of gold in 2007 to approximately 120,000 ounces of gold in 2008 at an average cash operating cost of between $445/oz and $455/oz, based on an exchange rate of R$2.00 to US$1.00 for the fourth quarter of 2008.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Production and Operating Performance

The following tables set forth certain operating data at Sabará, Turmalina and Paciência for the quarters and nine months ended September 30, 2008 and 2007.

Quarter Ended September 30, 2008 Operating Data

	Ore Processed (t000)	Feed grade (g/t)	Plant Recovery rate (%)	Production (ounces)	Cash Operating cost/t	Cash Operating cost/ounce
Sabará	127	1.52	67	4,974	$23.60	$729.00
Turmalina	128	5.42	90	19,321	53.10	358.00
Paciência	131	3.11	92	10,640	45.00	523.00
Total	386	3.35	87	34,935	$40.60	$461.00

Quarter Ended September 30, 2007 Operating Data

	Ore Processed (t000)	Feed grade (g/t)	Plant Recovery rate (%)	Production (ounces)	Cash Operating cost/t	Cash Operating cost/ounce
Sabará	149	1.91	68	6,832	$20.90	$473.00
Turmalina	98	4.95	86	13,502	42.00	280.00
Paciência	-	-	-	-	-	-
Total	247	3.11	79	20,334	$29.30	$346.00

Nine Months Ended September 30, 2008 Operating Data

	Ore Processed (t000)	Feed grade (g/t)	Plant Recovery rate (%)	Production (ounces)	Cash Operating cost/t	Cash Operating cost/ounce
Sabará	370	1.52	67	13,693	$22.90	$675.00
Turmalina	352	5.29	89	52,797	56.30	377.00
Paciência	131	3.11	92	10,640	45.00	523.00
Total	853	3.32	85	77,130	$40.10	$450.00

Nine Months Ended September 30, 2007 Operating Data

	Ore Processed (t000)	Feed grade (g/t)	Plant Recovery rate (%)	Production (ounces)	Cash Operating cost/t	Cash Operating cost/ounce
Sabará	363	2.19	67	18,143	$23.00	$436.00
Turmalina	252	4.96	86	31,508	37.80	255.00
Paciência	-	-	-	-	-	-
Total	615	3.32	79	49,651	$29.10	$321.00

The Company’s operations, project development and exploration during the quarter ended September 30, 2008 are described below.

Turmalina
Operations

Turmalina is an underground mine utilizing the “sublevel stoping” and the “cut and fill” mining methods with paste fill.  Turmalina is currently processing 1,300 tonnes per day (“tpd”) of ore in its carbon-in-pulp (“CIP”) plant, which is the designed operating level.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

During the quarter ended September 30, 2008, Turmalina produced 19,321 ounces of gold at an average cash operating cost of $358 per ounce compared to 13,502 ounces at an average cash operating cost of $280 per ounce during the quarter ended September 30, 2007.  Ore production at Turmalina totaled 128,354 tonnes at an average ROM grade of 5.20 g/t.  The ore processed through the mill totaled 128,041 tonnes at an average feed grade of 5.42 g/t.  The average plant recovery reached the design rate of 90%.  Steps initiated by management during the last quarter to limit dilution within the mine, a factor which negatively impacted ore grades during the first half of this year, have brought results back on plan during the second half of the quarter ended September 30, 2008.

Expansion

On September 11, 2008, the Company filed the NI 43-101 Turmalina Phase I Expansion feasibility study technical report on SEDAR, which added an estimated 1,265,802 tonnes at an average 3.12 g/t containing 127,000 ounces of proven and probable gold reserves to the Turmalina reserve base.

As a result, the Company initiated the first phase of a planned three-phase expansion program at the Turmalina processing plant.  In the current expansion, the Company intends to increase gold production by 25% from its present design rate of approximately 80,000 oz/yr to 100,000 oz/yr.  Detailed engineering is nearing completion and civil works are planned to begin in November 2008.  The expansion is expected to be completed during the quarter ended September 30, 2009.

Exploration - Brownfield

Jaguar is currently carrying out trenching and in-fill drilling in the Satinoco area of the Turmalina Mine.  To date, 42 drill holes totaling 7,753 m have been completed.  The most relevant drill results are shown in the table below.

Hole	Mineralized Intervals
	From	To	Grade	Length
FSN-115	64.70	67.80	2.50	3.10	Target D
FSN-132	79.00	80.00	6.40	1.00
FSN-133	83.00	85.00	5.85	2.00
FSN-144	105.50	109.50	3.03	4.00
FSN-129	311.00	312.00	2.34	1.00	Target C (Satinoco)
	317.00	319.00	4.25	2.00
FSN-130	122.00	124.00	9.12	2.00
	131.00	133.05	3.85	2.05
FSN-135	208.45	209.45	4.05	1.00
FSN-138	147.75	150.75	11.40	3.00
FSN-139	88.90	89.90	3.19	1.00
	137.15	138.15	46.50	1.00
	172.70	176.70	5.15	4.00
FSN-140	230.50	232.40	4.56	1.90
FSN-143	161.40	162.40	3.31	1.00
FSN-121	15.45	29.25	3.90	13.80
FSN-148	7.50	22.10	5.07	14.60
FSN-150	7.25	9.25	8.73	2.00
FSN-152	5.00	20.00	6.65	15.00
Note: Not all holes represent true width

Drill holes FSN-115, FSN-132, FSN-133 and FSN-144 led to the discovery of a new zone of mineralization in the Satinoco structure, 100 m to the northeast of the existing resource base.  Drill holes FSN-121, FSN-148, FSN-150 and FSN-152 confirm the existence of ore that was not previously included in the mine plan and will likely increase Turmalina’s gold resources and reserves.  The remaining drill holes confirm the Satinoco mineralization is open at depth.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Although not considered in the Phase I feasibility study for the expansion of Turmalina, these new drill results further enhance the economics for this initiative.

Based on neighboring mines in the district where Jaguar operates, management believes the continuity of the gold mineralization at its mines extends well beyond the limits delineated to date.  In an effort to demonstrate this belief to investors and other stakeholders, the Company recently completed a series of drill holes to a depth of 1,000 m to confirm the continuity of the Turmalina Mine’s Main and Northeast ore bodies to this depth.

Drill results were reviewed by Ivan C. Machado, M.Sc., P.E., P.Eng., Principal of Salt Lake City based TechnoMine Services, LLC.  Mr. Machado serves as Jaguar's independent Qualified Person in accordance with NI 43-101.  SGS Geosol Laboratories of Belo Horizonte, Minas Gerais provided independent sample preparation and assay services, using standard industry practices.

Sabará
Operations

Sabará is an above ground mine from which oxide ore is processed at a 1,500 tpd carbon-in-column (“CIC”) plant.

During the quarter ended September 30, 2008, Sabará produced 4,974 ounces of gold at an average cash operating cost of $729 per ounce compared to 6,832 ounces at an average cash operating cost of $473 per ounce during the quarter ended September 30, 2007.  Cash operating costs in the quarter were primarily impacted by lower ore grades and exchange rates.  The feed grade of ore processed in the quarter ended September 30, 2008 averaged 1.52 g/t compared to 1.91 g/t in the quarter ended September 30, 2007.

The Company initiated stripping operations at the Serra Paraíso mineralized zone and its ore is now moving to the Sabará processing plant.  Management currently plans to reduce mining operations in Zone A at Sabará in early 2009 in favor of higher grade ore from the Serra Paraíso Target.  While production from the Sabará Plant is expected to account for only approximately 15% of Jaguar’s total 2008 production; due to its higher average operating cost, it currently increases the Company’s overall average cash operating cost by $42/oz.  By replacing the higher cost production at Sabará with the lower cost production at Serra Paraíso, the Company expects to reduce average cash operating costs in 2009.

Exploration - Greenfield

In order to add oxide resources to feed the Sabará Plant and thereby increase its mine life, the Company developed an exploration program at Sabará and Caeté in a 15,000 hectare area.  In addition to the Serra Paraíso Target, which was mentioned above, the Company is conducting channel sampling, soil geochemistry and trenching at three different targets near the Sabará operations.  Results identified high-grade sections, which have given rise to a drill program scheduled to begin during the fourth quarter.

Paciência
Operations

Paciência’s Santa Isabel Mine is an underground mine utilizing the cut and fill mining method and a treated tailings backfill system.  Ore produced at the Santa Isabel Mine is transported to the new 1,800 tpd CIP processing plant, which is currently under commissioning.  Management has determined that the Paciência operation has reached its commercial design rate for both tonnes processed and recoveries.  Mining rates at the Santa Isabel Mine are presently below the 50,000 tonnes per month required to feed the processing plant but the Company expects this rate will be achieved during the first quarter of 2009.  In the interim, a stockpile of ore is being utilized to supplement the difference.

            During the quarter ended September 30, 2008, Paciência produced 10,640 ounces of gold at an average cash operating cost of $523 per ounce.  Ore production at Paciência totaled 96,020 tonnes at an average ROM grade of 3.32 g/t.  The ore processed through the mill totaled 130,766 tonnes at an average feed grade of 3.11 g/t.  The average plant recovery was on plan at 92%.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Exploration - Brownfield

During the quarter ended September 30, 2008, the Company continued its exploration program in the NW01 and Conglomerates Targets, including drifts for mine development, to add additional tonnes vertically and horizontally and further increase the resource base for the Paciência Project.  Jaguar plans to drill 2,000 m at the NW01 Target in 2008.  At the Conglomerates Target, the Company concluded the in-fill drilling program in order to evaluate a 200,000-oz pre NI 43-101 resource base.  To-date, 28 drill holes totaling 7,112 m have been completed.

Caeté Project
Development

Given the sudden and dramatic decline in global financial markets during October 2008, which in-turn produced sharp declines in commodity prices, including gold and equity values for gold producers and developers, management has re-evaluated its previously announced production plans to reach 700,000 oz of sustainable gold output by 2014.  Based on information generally available, Jaguar’s team presently believes global economic conditions could lead to a near-term retraction in world gold demand and future gold prices could be below what the Company and others had previously estimated.  Given this situation, management believes the more prudent strategy is to delay the development of the Caeté Project until market conditions reach a point where management believes the investment is warranted.

The Caeté Project feasibility study NI 43-101 technical report was filed on SEDAR on September 17, 2008 and the Company’s Board of Directors approved the Phase I (700,000 tpy) plan.  Civil works on the Project have been initiated as well as detailed engineering.  Based on management’s decision to suspend development of the Caeté Project, the construction personnel have been re-assigned to the Company’s Turmalina operation to perform the work on the expansion at that facility.

Mineral Resources and Reserves

The Company revised its tables of mineral resources and reserves after the completion of the Turmalina Expansion and Caeté Project feasibility studies and filing of their respective NI 43-101 technical reports on SEDAR.  The tables below reflect the estimated mineral resource and reserve information available to Jaguar as of September 19, 2008, except as noted below.  Ivan C. Machado, M.Sc., P.E., P.Eng. revised the Company’s resources and reserves.  Mr. Machado is a Qualified Person as such term is defined in NI 43-101.

Table 1 - Summary of Estimated Mineral Resources*

	RESOURCES (tonnage and grades in grams/tonne)								RESOURCES (ounces Au)
	Measured (t)	g/t	Indicated (t)	g/t	Measured + Indicated (t)	g/t	Inferred(t)	g/t	Measured + Indicated	Inferred
Sabará
Sabará	198,230	2.11	541,380	1.96	739,610	2.00	329,450	2.01	47,560	21,290
Other(1)	518,900	5.56	704,300	5.40	1,223,200	5.47	830,000	3.91	215,020	104,100
Total	717,130	4.61	1,245,680	3.90	1,962,810	4.16	1,159,450	3.37	262,580	125,390
Paciência
Santa Isabel(2)	871,170	5.59	1,702,230	5.00	2,573,400	5.20	420,700	5.44	430,260	73,580
Other(1)	1,642,000	3.68	1,567,000	3.97	3,209,000	3.82	500,000	5.00	394,040	80,380
Total	2,513,170	4.34	3,269,230	4.51	5,782,400	4.43	920,700	5.20	824,300	153,960
Caeté Project
Pilar(3)	1,355,400	5.71	1,249,200	5.73	2,604,600	5.72	1,620,600	6.59	479,050	343,400
Roça Grande(3)	3,340,200	3.30	3,396,600	4.59	6,736,800	3.95	1,377,260	4.43	855,640	196,180
Total	4,695,600	4.00	4,645,800	4.90	9,341,400	4.44	2,997,860	5.60	1,334,690	539,580
Turmalina
Faina and Pontal(4)	339,600	5.64	1,191,000	5.70	1,530,600	5.69	120,000	5.70	280,000	22,000
Principal and NE	276,000	6.10	2,577,000	7.10	2,854,000	7.00	1,027,000	6.40	642,390	211,000
Satinoco(5)	525,500	3.53	1,098,500	3.23	1,624,000	3.33	479,740	3.70	173,900	57,100
Total	1,141,100	4.78	4,866,500	5.88	6,008,600	5.67	1,626,740	5.55	1,096,290	290,100
TOTAL IN SITU RESOURCES					23,095,210	4.74	6,704,750	5.15	3,517,860	1,109,030**

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Table 2 - Summary of Estimated Mineral Reserves*
	Proven (t)	g/t	Probable (t)	g/t	Proven + Probable (t)	g/t	Ounces Au
Sabará
Sabará	156,730	1.86	351,880	1.65	508,610	1.71	27,970
Turmalina
Principal and NE	234,000	5.50	2,682,000	6.30	2,916,000	6.30	587,000
Satinoco(5)	372,800	3.43	893,000	2.99	1,265,800	3.12	127,000
Total	606,800	4.23	3,575,000	5.47	4,181,800	5.34	714,000
Paciência
Santa Isabel(2)	987,900	4.52	1,726,000	4.52	2,713,900	4.52	394,450
Caeté Project
Pilar(3) Roça Grande(3)	1,125,650 1,807,170	5.13 3.38	1,258,690 1,914,650	5.02 5.06	2,384,340 3,721,820	5.08 4.25	389,200 508,000
Total	2,932,820	4.05	3,173,340	5.04	6,106,160	4.57	897,200
TOTAL	4,684,250	4.10	8,826,220	4.98	13,510,470	4.69	2,033,620**

*Mineral resources listed in Table 1 include mineral reserves listed in Table 2.  Some columns and rows may not total due to rounding.

** Estimated resources and reserves as at September 19, 2008 are lower than indicated in Tables 1 and 2, as such figures do not take into account 2007 production or the amount of gold rejected to the tailings at the Turmalina operations.  2007 Turmalina production was 347,000 tonnes at 5.10 grams per tonne containing 45,527 ounces of gold.  In addition, figures do not reflect test mining production at Paciência during 2006 of 21,742 tonnes at 3.23 grams per tonne containing 2,260 ounces of gold.

(1) TechnoMine Services, LLC (“TechnoMine”) NI 43-101 Technical Report on the Quadrilátero Gold Project filed on SEDAR on December 20, 2004.
(2) TechnoMine NI 43-101 Feasibility Study Report on the Paciência Gold Project Santa Isabel Mine filed on SEDAR on August 9, 2007.
(3) TechnoMine NI 43-101 Feasibility Study Technical Report on the Caeté Gold Project filed on SEDAR on September 17, 2008.
(4) TechnoMine NI 43-101 Technical Report on the Turmalina Gold Project filed on SEDAR on December 20, 2004.
(5) TechnoMine NI 43-101 Feasibility Study Technical Report on the Turmalina Phase I Expansion Project filed on SEDAR onSeptember 11, 2008.

The Qualified Person, as such term is defined in NI 43-101, who prepared the Quadrilátero Gold Project Technical Report, the Turmalina Gold Project Technical Report, the Turmalina Phase I Expansion Project Technical Report, the Paciência Gold Project Santa Isabel Mine Feasibility Study Report, and the Caeté Gold Project Feasibility Study Technical Report is Ivan C. Machado, M.Sc., P.E., P.Eng. Mr. Machado is a principal of TechnoMine and is independent for the purposes of NI 43-101.

Scott Wilson Roscoe Postle Associates Inc. (“Scott Wilson RPA”) prepared NI 43-101 Technical Reports for Sabará and Turmalina, dated February 17, 2006 and July 31, 2006, respectively, and filed on SEDAR on March 2, 2006 and August 1, 2006, respectively.  These reports have not been updated to reflect any new information since the dates of the reports, including, but not limited to, resources and reserves, mine and plant production, metallurgy, operating and capital costs and environmental data.  The Qualified Persons who prepared the reports were Graham G. Clow, P.Eng., and Wayne W. Valliant, P.Geo. Mr. Clow and Mr. Valliant are employees of Scott Wilson RPA and are independent for the purposes of NI 43-101.

 OVERVIEW

During the quarter ended September 30, 2008, the market price of gold (London PM fix) traded in a range of $741 to $986, and averaged $870.  This was approximately 28% higher than the average price for the quarter ended September 30, 2007.  The average market price of gold for the nine month period ended September 30, 2008 was $897, which is 35% higher than the average price for the same period in 2007.  The price performance of gold was marked with high levels of volatility. Gold has continued to be influenced by interest rate cuts, volatility in the credit and financial markets, strong investment demand and inflation expectations.  A 10% change in the average market price of gold during the quarter ended September 30, 2008 would have changed income before income taxes approximately $1.7 million.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

The Company reports its financial statements in US$, however a significant portion of the Company's expenses are incurred in either Canadian dollars (“Cdn.$”) or R$.  The continued weakness in the average rates of exchange for the US$ caused our costs reported in US$ to increase for the quarter ended September 30, 2008.  The average rates of exchange for the Cdn.$ per US$1.00 for the quarter ended September 30, 2008 and the quarter ended September 30, 2007 were 1.04 and 1.04 respectively.  The average rates of exchange for the R$ per US$1.00 for the quarter ended September 30, 2008 and the quarter ended September 30, 2007 were 1.67 and 1.92 respectively.  A 10% change in the average rates of exchange during the quarter ended September 30, 2008 would have changed operating income by approximately $2.2 million.

Summary of Quarterly Results

The following chart summarizes our quarterly results of operations for the previous eight quarters:

	Three Months Ended
(unaudited)	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec
($ in 000s, except per share amounts)	2008	2008	2008	2007	2007	2007	2007	2006
Net sales	$25,799	$21,187	$18,797	$14,915	$14,962	$11,415	$6,542	$6,304
Net income (loss)	(1,301)	(351)	839	(14,825)	(8,654)	(3,685)	(496)	(6,181)
Basic and diluted loss per share	(0.02)	(0.01)	0.01	(0.28)	(0.16)	(0.07)	(0.01)	(0.13)

Net sales over the periods shown above generally trended higher due to both an increase in ounces of gold sold and an increase in the average realized gold price.

Summary of Key Operating Results

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2008	2007	2008	2007
(unaudited)
($ in 000s, except per share amounts and shares outstanding)
Gold sales	25,799	14,962	65,783	32,919
Ounces sold	29,926	21,546	73,806	48,608
Average sales price $ / ounce	862	694	891	677
Gross profit	6,901	2,579	20,251	10,282
Net income (loss)	(1,301)	(8,654)	(814)	(12,835)
Basic and diluted earnings (loss) per share	(0.02)	(0.16)	(0.01)	(0.24)
Weighted avg. # of shares outstanding - basic	64,035,732	55,238,018	62,548,196	52,979,291
Weighted avg. # of shares outstanding - diluted	64,035,732	55,238,018	62,548,196	52,979,291

Quarter and Year to Date ended September 30, 2008 compared to September 30, 2007

Sales in the quarter ended September 30, 2008 increased $10.8 million or 72% from the quarter ended September 30, 2007, due to both an increase in ounces of gold sold and an increase in the average realized gold price.  The number of ounces of gold sold increased 39% to 29,926 ounces in the quarter ended September 30, 2008 compared to 21,546 ounces in the quarter ended September 30, 2007.  The average realized gold price increased to $862 per ounce from $694 per ounce in the same quarter last year.

Sales for the nine months ended September 30, 2008 increased $32.9 million or 100% compared to the nine months ended September 30, 2007 due to both an increase of ounces of gold sold and an increase in the average realized gold price.  The number of ounces of gold sold increased 52% to 73,806 in the nine months ended September 30, 2008 compared to 48,608 ounces in the nine months ended September 30, 2007. The average realized gold price increased to $891 in the nine months ended September 30, 2008 per ounce from $677 per ounce in the nine months ended September 30, 2007.

Gross profit for the quarter ended September 30, 2008 increased to $6.9 million from $2.6 million for the quarter ended September 30, 2007.  For the nine months ended September 30, 2008 gross profit increased to $20.3 million from $10.3 million for the same period in 2007 due primarily to the increase in sales. The Company recognized net losses of $1.3 million and $8.7 million for the quarters ended September 30, 2008 and 2007 respectively.  For the nine months ended September 30, 2008 the Company recognized net losses $814,000 versus a net loss of $12.8 million for the same period in 2007.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Income taxes for the quarter ended September 30, 2008 reversed to a recovery of $6.3 million. This large change in income taxes is related primarily to the significant weakening of the R$ during the quarter ended September 30, 2008 and its effect on the inter-company debt, which has increased substantially as a result of the Company making US$ loans to its Brazilian subsidiaries for the purpose of financing construction and operations in Brazil.  The Company is required to report a future income tax expense; however it is not actually required to pay such tax expense until such time as the inter-company debt is repaid.  The amount of a tax liability that will actually be payable will depend on the foreign exchange rate in effect at the time the inter-company debt is repaid, if ever.

The Company has bank accounts in Brazil, Canada and the United States.  Monies transferred into Brazilian banks by the Company are treated as loans to the Company’s wholly-owned Brazilian subsidiaries.  This debt is eliminated during consolidation in the Company’s reported financials.  As a result of changes in foreign currency valuations, specifically the exchange rate of the R$ to the US$, the income tax expense the Company reports from period to period will vary as the inter-company debt is revalued in R$.

Review of Certain Operating Expenses and Other Income and Expenses

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2008	2007	2008	2007
(unaudited)
($ in 000s)
Stock based compensation	205	610	698	4,851
Administration	3,300	2,600	9,322	6,959
Forward derivative loss	-	5,339	318	6,088
Forward fx derivative loss (gain)	1,489	(1,572)	(95)	(2,724)
Foreign exchange loss (gain)	5,189	152	(2,749)	(2,150)
Interest expense	2,934	3,296	10,091	7,647
Interest income	(758)	(1,697)	(3,459)	(3,228)

Stock based compensation expense varies depending upon when stock options vest.

Administration costs increased from $2.6 million during the quarter ended September 30, 2007 to $3.3 million during the quarter ended September 30, 2008 and from $7.0 million during the nine months ended September 30, 2007 to 9.3 million for the same period in 2008.  The increase was mainly due to costs for legal and consulting including those associated with the Sarbanes Oxley Act, with which the Company will be required to be in full compliance by the fourth quarter ending December 31, 2008.  In addition, costs increased due to the strengthening of the R$ against the US$.

During the quarter ended September 30, 2007, the Company recognized a loss of $5.3 million on forward derivative contracts the Company purchased as required by the Turmalina loan facility, to manage the commodity price exposure on gold sales.  Losses of $318,000 and $6.1 million were recognized in the nine months ended September 30, 2008 and 2007 respectively associated with increases in the price of gold. During the quarter ended March 31, 2008, the Company closed the forward sales and forward purchase contracts. (See Risk Management Policies - Hedging).

The Company recognized an unrealized loss of $2.1 million for the quarter ended September 30, 2008 versus an unrealized gain of $891,000 for the quarter ended September 30, 2007 on forward foreign exchange contracts used to manage currency exposure on the R$.  The Company also recognized realized gains of $624,000 for the quarter ended September 30, 2008 versus $681,000 for the quarter ended September30, 2007 on forward foreign exchange contracts.  For the nine months ended September 30, 2008 the Company recognized an unrealized loss of $2.5 million and a realized gain of $2.5 million compared to an unrealized gain of $1.4 million and a realized gain of $1.3 million for the nine months ended September 30, 2007.  (See Risk Management Policies - Hedging).

Foreign exchange loss of $5.2 million was recognized during the quarter ended September 30, 2008 (gain of $2.7 million for the nine months ended September 30, 2008) versus a loss of $152,000 during the quarter ended September 30, 2007 (gain of $2.2 million for the nine months ended September 30, 2007) primarily due to volatility of the R$ and Cdn.$.  During the quarter ended September 30, 2008, foreign exchange losses were incurred in Cdn.$ cash on hand held in Canada, R$ cash on hand held in Brazil, and taxes which are recoverable from the Brazilian tax authorities.  These are offset by foreign exchange gains incurred by the Cdn.$ private placement notes and notes payable due to Brazilian banks. The foreign exchange gains and losses are due to the changes of the R$ and Cdn.$ over the US$.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Interest expense decreased from $3.3 million during the quarter ended September 30, 2007 to $2.9 million during the quarter ended September 30, 2008. The change was due to a decrease in debt. The Company repaid the loan facility due to RMB International on March 13, 2008.  (See Note 5(a) to our quarter ended March 31, 2008 financial statements.)  For the nine months ended September 30, 2008 interest expense increased to $10.1 million from $7.6 million for the same period in 2007 primarily due to the write-off of debt issuance costs relating to the repayment of the loan facility due to RMB International on March 13, 2008 and the interest incurred on the private placement notes issued on March 22, 2007.

Interest income decreased from $1.7 million during the quarter ended September 30, 2007 to $758,000 during the quarter ended September 30, 2008. Interest income increased from $3.2 million for the nine months ended September 30, 2007 to $3.5 million for the nine months ended September 30, 2008. Interest income was earned on deposits held in banks in Canada, the U.S. and Brazil.

FINANCIAL CONDITION, CASH FLOW, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Highlights
($ in 000s)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2008	2007	2008	2007
Operating activities	7,553	(828)	4,128	(2,530)
Financing activities	(5,118)	115	71,813	89,507
Investing activities	(19,773)	(17,806)	(75,393)	(39,960)
Effect of foreign exchange on non-U.S. dollar denominated cash and cash equivalents	(2,841)	2,586	(5,163)	5,270
Increase (decrease) in cash for the period	(20,179)	(15,933)	(4,615)	52,287
Beginning cash balance	61,275	82,979	45,711	14,759
Ending cash balance[1]	41,096	67,046	41,096	67,046
1Cash balance excludes $3.1 million of restricted cash on September 30, 2008 and $3.1 million on September 30, 2007.

At September 30, 2008 and September 30, 2007, the Company had cash and cash equivalents of $41.1 million and $67.0 million, respectively.

Cash flow from operating activities generated $7.6 million of cash during the quarter ended September 30, 2008 versus cash consumed of $0.8 million during the quarter ended September 30, 2007 primarily due to the increase in sales.  Cash flow from operations generated $4.1 million of cash during the nine months ended September 30, 2008 versus cash consumed of $2.5 million for the same period in 2007 primarily due to the increase in sales.

Financing activities consumed $5.1 million of cash during the quarter ended September 30, 2008 primarily for $2.2 million repayment of debt and $2.9 million for shares purchased for cancellation; and generated $115,000 during the same period in 2007.  During the nine months ended September 30, 2008 financing activities generated $71.8 million, primarily as a result of an equity financing in February 2008 that generated gross proceeds of Cdn$110.6 million ($109.6 million).  During the nine months ended September 30, 2007 financing activities generated $89.5 million.  During March 2007 an early exercise program for listed warrants generated $18.8 million and a private placement of units generated gross proceeds of Cdn.$ 86.3 million ($74.5 million).  (See Notes 10(h) and 13(b) to the 2007 annual financial statements)

Investing activities consumed $19.8 million of cash during the quarter ended September 30, 2008 ($75.4 million for the nine months ended September 30, 2008) versus $17.8 million for the quarter ended September 30, 2007 ($40.0 million for the nine months ended September 30, 2007).  The funds were used for mineral exploration, projects under development and the purchase of property, plant and equipment.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

The effect of foreign exchange on non-US$ denominated cash and cash equivalents was a $2.8 million loss during the quarter ended September 30, 2008 (quarter ended September 30, 2007 - $2.6 million gain). For the nine months ended September 30, 2008 the effect of foreign exchange on the non-US$ denominated cash and cash equivalents was a $5.2 million loss versus a $5.3 million gain for the same period in 2007.  This reflects the changes of the R$ and Cdn.$ versus the US$.

Cash Requirements - 2008 Capital Spending Program

($ in 000s)

	Three Months Ended September 30, 2008	Nine Months Ended September 30, 2008	Estimate for Q4 2008	Total Estimate for 2008
Sabará	$437	$437	$222	$659
Caeté	6,087	23,901	3,016	26,917
Turmalina	4,046	14,738	4,124	18,862
Paciência	6,041	32,447	5,715	38,162
Other Spending [1]	3,980	11,627	2,312	13,939
Total capital spending	$20,591	$83,150	$15,389	$98,539

1Includes construction of the central spare parts room, purchase of maintenance equipment, other improvements, replacements and head office spending.

The Company believes that its cash held in accounts and cash flow generated by operations will be sufficient to finance existing operations and fund other cash requirements for the remainder of 2008.

Total Capital Spending during the Period
($ in 000s)

	Three Months Ended September 30, 2008	Nine Months Ended September 30, 2008
Capital spending - excluding exploration	$12,410	$53,725
Capital spending - exploration	8,181	29,425
Total capital spending	$20,591	$83,150

Amount paid in cash	$19,773	$75,393
Amount financed	818	7,757
Total capital spending	$20,591	$83,150

           The Company has identified four primary uses of capital during 2008.  These include:

           (a)           mine development and processing capacity
           (b)           expansion of existing operations
           (c)           exploration at brownfield properties in the Iron Quadrangle
           (d)           sustaining capital to maintain existing operations

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JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Contractual Obligations

The Company’s contractual obligations as at September 30, 2008 are summarized as follows ($ in 000s):

	2008	2009	2010	2011	2012	+	Total
Contractual Obligations
Financing
Principal	$1,641	$4,788	$10,463	$218	$81,375		$98,485
Interest	$4,404	8,784	8,681	8,602	1,954		32,425
Management Agreements[1]
Operations	273	623	427				1,323
Suppliers Agreements
Mine Operations[2]	1,018						1,018
Drilling[3]	815						815
Asset Retirement Obligations[4]	182	327	335	447	8,640		9,931
Joint Venture Agreement[5]				1,311			1,311
Total	$8,333	$14,522	$19,906	$10,578	$91,969		$145,308

1The term of the management agreements are one to two years.  (See Note 10(a) to the Company's financial statements for the quarter ended September 30, 2008)
2The Company has the right to cancel the mine operations contract with 90 days advance notice.  The amount included in the contractual obligations table represents the amount due within 90 days.
3The Company has the right to cancel the drilling contract with 30 days advance notice.  The amount included in the contractual obligations table represents the amount due within 30 days.
4T he asset retirement obligations are not adjusted for inflation and are not discounted.
5The Company entered into a formal agreement with Xstrata for the Company to explore the Pedra Branca Gold Project in Ceará, Brazil (See Note 17(b) to the Company's 2007 annual financial statements).

Balance Sheet Highlights

($ in 000s)

	September 30
	2008	2007	2006
Current assets	$74,787	$92,691	$40,969
Long term assets	242,941	139,965	77,247
Total assets	$317,728	$232,656	$118,216

Current libilities	$29,830	$31,296	$14,261
Long term liabilities	87,911	92,082	19,042
Total liabilities	$117,741	$123,378	$33,303

Working capital decreased $16.4 million from $61.4 million at September 30, 2007 to $45.0 million at September 30, 2008 primarily due to an increase in current liabilities including accounts payable, notes payable and asset retirement obligations.

On February 21, 2008, the Company completed the equity financing referred in the Cash Flow Highlights section for gross proceeds of Cdn.$110.6 million ($109.6 million). The proceeds of the offering were used primarily to fund capital expenditures for exploration and expansion at the Company’s three largest projects in Brazil, to close forward sales contracts (see Note 3(a)(i) to the Company's financial statements for the quarter ended September 30, 2008) and repay project financing term debt and for general corporate purposes.

On March 22, 2007, the Company issued private placement notes for gross proceeds of Cdn.$86.3 million ($74.5 million) bearing a coupon of 10.5%, payable semi-annually in arrears. (See Note 10(h) to the Company's 2007 annual financial statements.)

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Risk Management Policies - Hedging

Forward Gold Sales and Purchase Contracts - Derivative Financial Instruments

During the quarter ended March 31, 2008, the Company paid RMB International (“RMB”) $22.1 million to close the forward sales contracts.  At December 31, 2007, forward sales contracts for 48,556 ounces were outstanding, which were to be settled at $527.10 at the end of each quarter over the term of the contracts.

During the quarter ended March 31, 2008, the Company closed the forward purchase contracts, realizing a gain of $7.4 million, effectively reducing the net loss on the forward contracts to $14.8 million, of which $14.5 million was accrued at December 31, 2007. At December 31, 2007 forward purchase contracts for 48,556 ounces were outstanding at an average cost of $823.81 per ounce.

With these transactions the Company has no forward gold production hedged.

Forward Foreign Exchange Contracts - Derivative Financial Instruments

The Company manages its exposure to changes in foreign exchange rates through the use of forward foreign exchange contracts to hedge certain future transactions denominated in foreign currencies. The Company hedges anticipated but not yet committed foreign currency transactions when they are probable and the significant characteristics and expected terms are identified.

As at September 30, 2008, the Company has forward foreign exchange contracts to purchase R$ at a weighted average rate of 1.8572 as follows:

Settlement Date	Amount in thousands of US$	Settlement amount in thousands of R$
20-Oct-08	$1,000	R$	1,660
31-Oct-08	1,000		1,775
5-Nov-08	1,000		1,697
28-Nov-08	1,000		2,201
5-Dec-08	1,000		1,707
30-Dec-08	1,000		2,123
28-Jan-09	1,000		1,883
30-Jan-09	1,000		1,785
25-Feb-09	1,000		1,892
27-Feb-09	1,000		1,795
31-Mar-09	1,000		1,805
31-Mar-09	1,000		1,807
30-Apr-09	1,000		1,842
30-Apr-09	1,000		2,004
29-May-09	1,000		1,860
30-Jun-09	1,000		1,880
	$16,000	R$	29,716

The terms of the contract require a percentage of the funds to be held on deposit as collateral to cover the contracts.  At September 30, 2008 and December 31, 2007, $3.0 million of cash was restricted for this purpose.

The R$ weakened more than 20% versus the US$ during the three months ended September 30, 2008.  At September 30, 2008, current liabilities include $775,000  of  unrealized foreign exchange losses.  At December 31, 2007 current assets include $1.7 million of unrealized foreign exchange gains.  Included in the statement of operations are the following amounts of unrealized and realized gains or losses on foreign exchange derivatives:

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2008	2007	2008	2007
Unrealized loss (gain)	$2,113	$(891)	$2,456	$(1,444)
Realized (gain)	(624)	(681)	(2,551)	(1,280)
Total	$1,489	$(1,572)	$(95)	$(2,724)

The forward exchange contracts are considered derivative financial instruments and are used for risk management purposes and not for generating trading profits.

The Company is exposed to credit-related losses in the event of non-performance by the major international financial institution handling the derivative financial instruments, but does not expect this highly rated counterparty to fail to meet its obligations.

This derivative financial instrument is not accounted for as a hedge.  The unrealized gains and losses will be recognized in the operating income of the Company and are a result of the difference between the spot price of the R$ and the forward currency contract price as at the balance sheet date.

 Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet investment or debt arrangements.

NORMAL COURSE ISSUER BID

In August 2007, the Company received approval from the TSX for a second normal course issuer bid to purchase up to the lesser of 2,760,224 common shares, being 5% of the issued and outstanding common shares of the Company at that time, or the number of common shares equal to a maximum aggregate purchase price of Cdn.$5.25 million.  The normal course issuer bid commenced on August 30, 2007 and terminated on August 29, 2008.  In June 2008, the Company received approval from the TSX for an amendment to the second normal course issuer bid to purchase additional shares up to the lesser of 2,242,924 common shares, or the number of common shares equal to the maximum aggregate purchase price of Cdn.$10.0 million.

During the course of the normal course issuer bid, the Company purchased a total of 821,300 common shares at an average price of Cdn$9.97. During the quarter ended September 30, 2008, the Company purchased 304,000 shares at an average price of Cdn.$9.82. These shares have been cancelled.

The Company decided to engage in a normal course issuer bid because it believes that, from time to time, the market price of its common shares may not reflect fully the underlying value of its business and future business prospects.  In such circumstances, the Company believes the outstanding common shares represent an attractive investment, since a portion of the Company’s excess cash can be invested for an attractive risk adjusted return on capital through its bid.

The Company did not have a normal course issuer bid program in effect with the TSX at September 30, 2008.  However, the Company recently submitted an application to the TSX to implement a new normal course issuer program and expects to receive approval during November 2008.

RELATED PARTY TRANSACTIONS

The Company incurred management fees of $554,000 for the nine months ended September 30, 2008 ($562,000 for the nine months ended September 30, 2007) from IMS Engenharia Mineral Ltda ("IMS"), a company held by several officers of the Company, which provides operating services to the Company's Brazilian subsidiaries.

The Company incurred occupancy fees of $135,000 for the nine months ended September 30, 2008 ($90,000 for the nine months ended September 30, 2007) to Brazilian Resources, Inc. (“BZI”), a corporate shareholder, for use of administrative offices.  The Company moved to new administrative office space in December 2007.  The term of the agreement is three years beginning on the date of occupancy and the Company is responsible for paying for its portion of the leasehold improvements.  The amount paid by the Company for any capital improvements in excess of one-half will be treated as prepaid occupancy fees.  At September 30, 2008 prepaid expenses and sundry assets includes $5,000 (December 31, 2007 - $101,000) from BZI relating to leasehold improvements paid by the Company.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

The Company also incurred consulting fees and administrative service charges of $211,000 from BZI for the nine months ended September 30, 2008 ($399,000 for the nine months ended September 30, 2007).  At September 30, 2008 accounts payable and accrued liabilities includes $60,000 (December 31, 2007 -$nil) for consulting fees.  The occupancy costs, consulting fees and administrative service fees are included in the statement of operations.

The Company recognized rental income of $9,000 from Prometálica Mineração Ltda (“PML”) and $34,000 from Prometálica Centro Oeste Mineração Ltda (“PCO”) for the nine months ended September 30, 2008 ($173,000 from PML and $110,000 from PCO for the nine months ended September 30, 2007) for providing temporarily idle equipment and equipment maintenance services. PML’s controlling shareholders are BZI and IMS, the founding shareholders of the Company.  PCO is controlled by IMS, a founding shareholder of the Company.  As at September 30, 2008 prepaid expenses and sundry assets includes $21,000 receivable from PML, and $63,000 from PCO (December 31, 2007 - $149,000 from PML and $36,000 from PCO).  During the nine months ended September 30, 2008 the Company also received approximately $30,000 ($73,000 for the same period in 2007) of royalty income relating to the NSR.

On August 11, 2008, PML filed a judicial restructuring in Belo Horizonte, state of Minas Gerais, Brazil. At this time the financial impact of this action is indeterminate.  Prior to the filing, the primary shareholders of PML, BZI and IMS, provided a guarantee of PML’s obligation to Mineração Serras do Oeste Ltda (“MSOL”), a 100% owned subsidiary of the Company.  This guarantee will ensure the recovery of the Net Smelter Royalty due from PML.  As at September 30, 2008 the amount of the obligation is approximately $1.0 million. On November 6, 2008 PML submitted a restructuring plan to the court, which includes technical studies showing new reserves and a renewal of operations.

The Company’s subsidiaries MSOL and MTL were required to pay an employment claim of a former employee who performed work for MSOL, when owned by BZI, and other BZI companies. BZI has guaranteed the amount owed to the company R$378,000 ($197,000).  As at September 30, 2008, prepaid expenses and sundry assets includes $197,000 receivable from BW Mineração, a wholly owned subsidiary of BZI.  (December 31, 2007 - $nil).

CRITICAL ACCOUNTING ESTIMATES

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenues and expenses.  The Company’s accounting policies are described in Note 2 to its consolidated annual financial statements.  The Company’s accounting policies relating to work-in-progress inventory valuation and amortization of property, plant and equipment, mineral exploration projects, and site reclamation and closure accruals are critical accounting estimates that are subject to assumptions regarding reserves, recoveries, future gold prices and future mining activities.

Gold in process and ore in stockpiles are stated at the lower of average production cost and net realizable value.  Production costs include labor, benefits, material and other product costs.  These costs are charged to earnings and are included in cost of sales.  The assumptions used in the impairment assessment of gold in process inventories include estimates of gold contained in the ore stacked, assumptions of the amount of gold stacked that is expected to be recovered and an assumption of the gold price expected to be realized when the gold is recovered.  If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-progress inventories, which would reduce the Company’s earnings and working capital.

In addition, GAAP requires the Company to consider, at the end of each accounting period, whether or not there has been an impairment of the capitalized mineral exploration projects, property, plant and equipment.  For producing properties, this assessment is based on expected future cash flows to be generated from the location.  For non-producing properties, this assessment is based on whether factors that may indicate the need for a write-down are present.  If the Company determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate, due to reductions in the price of gold, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write-down the recorded value of its mineral exploration projects, property, plant and equipment, which would reduce the Company’s earnings and net assets.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment.  In general, these laws and regulations are continually changing and, over time, becoming more restrictive which impacts the cost of retiring assets at the end of their useful life.  The Company recognizes management’s estimate of the fair value of liabilities for asset retirement obligations in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset (where one is identifiable) is recorded and depreciated over the life of the asset.  Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed.  Over time, the liability will be increased each period to reflect the interest element (accretion) reflected in its initial measurement at fair value, and will also be adjusted for changes in the estimate of the amount, timing and cost of the work to be carried out.  Additionally, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company.

The Company’s mineral exploration projects and mining properties are depleted and depreciated on a units-of-production basis, which bases its calculations on the expected amount of recoverable reserves.  If these estimates of reserves prove to be inaccurate, or if the Company revises its mine plan due to reductions in the price of gold or unexpected production cost increases, and as a result the amount of reserves expected to be recovered are reduced, then the Company would be required to write-down the recorded value of its mineral exploration projects and mining properties and to increase the amount of future depletion and amortization expense, both of which would reduce the Company’s earnings and net assets.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Other than the changes in accounting policies noted below, the interim consolidated financial statements of the Company follow the same accounting policies and methods of application as the annual audited consolidated financial statements.  The interim consolidated financial statements do not contain all disclosures as required by Canadian GAAP for annual financial statements and accordingly should be read in conjunction with the Company’s annual audited consolidated financial statements.

(a) Effective January 1, 2008 the Company adopted the following new CICA Handbook Standards:

(i)	Financial Instruments Disclosure and Presentation:

In December 2006, the CICA published Section 3862 Financial Instruments- Disclosures and Section 3863, Financial Instruments- Presentation.  These standards introduce disclosure and presentation requirements that will enable financial statements’ users to evaluate, and enhance their understanding of, the significance of financial instruments for the entity’s financial position, performance and cash flows, and the nature and extent of risks arising from financial instruments to which the entity is exposed, and how those risks are managed. (Note 3)

(ii)	Capital Disclosures:

In December 2006, the CICA published Section 1535 of the Handbook, Capital Disclosures, which requires disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; (iv) the consequences of non-compliance in the event the entity has not complied.  This information will enable financial statements’ users to evaluate the entity’s objectives, policies and processes for managing capital.  (Note 12)

(iii)	Inventories:

In January 2007, the CICA published Section 3031 of the Handbook, Inventories, which prescribes the accounting treatment for inventories.  Section 3031 provides guidance on determination of costs and its subsequent recognition as an expense, and provides guidance on the cost formulas used to assign costs to inventories.  The new standard did not impact the current or prior years financial statements.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

(b) Accounting Principles Issued but not yet Implemented:

(i) Adoption of International Financial Reporting Standards:

In January 2006, the Accounting Standards Board announced its decision to require all Publicly Accountable Enterprises to report under International Financial Reporting Standards (IFRS) for years beginning on or after January 1, 2011.  These changes reflect a global shift to IFRS and they are intended to facilitate capital flows and bring greater clarity and consistency to financial reporting in the global marketplace.  The Company continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS.

(ii)	Goodwill and intangible assets:

In February 2008, the CICA issued accounting standard Section 3064 Goodwill and Intangible Assets replacing accounting standard Section 3062, Goodwill and Other Intangible Assets, and accounting standard Section 3450, Research and Development Costs.  The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008.  Accordingly, the Company will adopt the new standards for its fiscal year beginning January 1, 2009.  Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The Company is currently evaluating the impact of the adoption of this new Section.

INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly impact financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for public accountable companies to convert from Canadian GAAP to IFRS.  The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

While the Company has begun assessing the adoption of IFRS, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

NON-GAAP PERFORMANCE MEASURES

The Company has included the non-GAAP performance measures Cash Operating Cost per tonne processed and Cash Operating Cost per ounce processed in this document.  These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies.  The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance.  Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP.  More specifically, management believes that these figures are a useful indicator to investors and management of a mine’s performance as they provide: (i) a measure of the mine’s cash margin per tonne/ounce, by comparison of the cash operating costs per tonne/ounce to the price of gold, (ii) the trend in costs as the mine matures and, (iii) an internal benchmark of performance to allow for comparison against other mines.  The definitions for these performance measures and reconciliation of the non-GAAP measures to reported GAAP measures are as follows:

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Summary of Cash Operating Cost per tonne processed	Three Months Ended September 30, 2008	Nine Months Ended September 30, 2008
Production costs per statement of operations	$14,499,000	$35,068,000
Change in inventory [1]	1,173,000	(863,000)
Operational cost of tonnes processed [2]	15,672,000	34,205,000
divided by
Tonnes processed	386,000	853,000
equals
Cost per tonne processed	$40.60	$40.10

Sabará Cash Operating Cost per tonne processed	Three Months Ended September 30, 2008	Nine Months Ended September 30, 2008
Production costs	$3,515,000	$9,089,000
Change in inventory [1]	(518,000)	(616,000)
Operational cost of tonnes processed [2]	2,997,000	8,473,000
divided by
Tonnes processed	127,000	370,000
equals
Cost per tonne processed	$23.60	$22.90

Turmalina Cash Operating Cost per tonne processed	Three Months Ended September 30, 2008	Nine Months Ended September 30, 2008
Production costs	$6,977,000	$21,972,000
Change in inventory [1]	(180,000)	(2,154,000)
Operational cost of tonnes processed [2]	6,797,000	19,818,000
divided by
Tonnes processed	128,000	352,000
equals
Cost per tonne processed	$53.10	$56.30

Paciência Cash Operating Cost per tonne processed	Three Months Ended September 30, 2008	Nine Months Ended September 30, 2008
Production cost	$4,007,000	$4,007,000
Change in inventory [1]	1,888,000	1,888,000
Operational cost of tonnes processed [2]	5,895,000	5,895,000
divided by
Tonnes processed	131,000	131,000
equals
Cost per tonne processed	$45.00	$45.00

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Summary of Cash Operating Cost per oz of gold produced	Three Months Ended September 30, 2008	Nine Months Ended September 30, 2008
Production costs per statement of operations	$14,499,000	$35,068,000
Change in inventory [1]	1,606,000	(360,000)
Operational cost of gold produced [2]	16,105,000	34,708,000
divided by
Gold produced (oz)	34,935	77,130
equals
Cost per oz of gold produced	$461	$450

Sabará Cash Operating Cost per oz produced	Three Months Ended September 30, 2008	Nine Months Ended September 30, 2008
Production costs	$3,515,000	$9,089,000
Change in inventory [1]	111,000	154,000
Operational cost of gold produced [2]	3,626,000	9,243,000
divided by
Gold produced (oz)	4,974	13,693
equals
Cost per oz of gold produced	$729	$675

Turmalina Plant Cash Operating Cost per oz produced	Three Months Ended September 30, 2008	Nine Months Ended September 30, 2008
Production costs	$6,977,000	$21,972,000
Change in inventory [1]	(60,000)	(2,068,000)
Operational cost of gold produced [2]	6,917,000	19,904,000
divided by
Gold produced (oz)	19,321	52,797
equals
Cost per oz of gold produced	$358	$377

Paciência Plant Cash Operating Cost per oz produced	Three Months Ended September 30, 2008	Nine Months Ended September 30, 2008
Production costs	$4,007,000	$4,007,000
Change in inventory [1]	1,558,000	1,558,000
Operational cost of gold produced [2]	5,565,000	5,565,000
divided by
Gold produced (oz)	10,640	10,640
equals
Cost per oz of gold produced	$523	$523

1 Under the Company’s revenue recognition policy, revenue is recognized when legal title passes.  Since total cash operating costs are calculated on a production basis, this change reflects the portion of gold production for which revenue has not been recognized in the period.
2 The basis for calculating cost per ounce produced includes the change to gold in process inventory, whereas the cost per tonne processed does not.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

DESIGN OF INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

The Company’s disclosure controls and procedures were designed to provide reasonable assurance that material information relating to the Company is made known to the Company's CEO and CFO in a timely manner, so that information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the time periods specified in applicable securities legislation.  The Company’s CEO and CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures as at September 30, 2008, and have concluded that such disclosure controls and procedures are effective.

The Company’s management, under the direction and supervision of the CEO and CFO, are also responsible for establishing and maintaining internal controls over financial reporting.  These controls have been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.  There have been no changes in the Company’s internal control over financial reporting during the quarter ended September 30, 2008 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

OUTSTANDING SHARE DATA

The Company’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange - Arca.

At November 6, 2008, the Company had 63,982,281 issued and outstanding common shares, as well as 7,216,013 stock options outstanding.

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JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

GLOSSARY OF MINING TERMS

Carbon-in-leach
A gold recovery process in which a slurry of gold-bearing ore, carbon and cyanide are mixed together.  The cyanide dissolves the gold, which is subsequently absorbed by and separated from the carbon.

Carbon-in-pulp
Similar to carbon-in-leach process, but initially the slurry is subjected to cyanide leaching in separate tanks followed by carbon-in-pulp. Carbon-in-leach is a simultaneous process.

Conversion factors
Weights and measures on this site represent units commonly used in the gold industry.  Conversion factors are provided below:

To Convert Imperial Measurement Units	To Metric Measurement Units	Multiply By
Acres	Hectares	0.404686
Feet	Metres	0.30480
Miles	Kilometres	1.609344
Ounces (troy)	Grams	31.1035
Pounds	Kilograms	0.454
Short tons	Tonnes	0.907185
Troy ounces per ton	Grams per tonne	34.2857

Cut-off grade
The minimum metal grade at which a tonne of rock can be processed on an economic basis.

Deposit
A mineralized body which has been physically delineated by sufficient drilling, trenching and/or underground work and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as a commercially mineable ore body or as containing mineral reserves until final legal, technical and economic factors have been resolved.

Development or mine development
Driving openings to access the mineral reserve in an underground mine.

Diamond or core drill
A type of rotary drill in which the cutting is done by abrasion rather than percussion.  The cutting bit is set with diamonds and is attached to the end of long hollow rods through which water is pumped to the cutting face.  The drill cuts a core of rock, which is recovered in long cylindrical sections, an inch or more in diameter.

Dilution
The effect of waste or low-grade ore being included unavoidably in the mined ore, lowering the recovered grade.

Doré
The precious metals product of the smelter, containing mainly gold and silver, that requires additional refining to high purity gold.

Drifting
Driving of tunnels through rock usually on a horizontal basis.

Feasibility study
A detailed report showing the feasibility of placing a prospective ore body or deposit of minerals within a mineral property into production.  This report typically includes, inter alia, the specific portion or portions of the property that should be included in a development block, conclusions and recommendations regarding any adjustments that should be made to the boundaries of a development block, a description of the work to be performed in order to develop the mineral resources within the development block and to construct a mine or mines and related facilities on the development block, the estimated capital and operating costs thereof, a proposed schedule for the timing of development and mine construction, and an assessment of the impact of the operation and the information obtained and evaluations made in respect thereof.

Grade
The concentration of metal or valuable mineral in a body of rock, usually expressed as a percentage or in grams per tonne or ounces per tonne.

Heap leaching
A process whereby gold is extracted by “heaping” broken ore on sloping impermeable pads and repeatedly spraying the heaps with a weak cyanide solution which dissolves the gold content. The gold-laden solution is collected for gold recovery.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Indicated mineral resource
An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, density, shape, and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred
That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence, limited sampling, and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, and workings.

Inferred mineral resource
An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Measured mineral resource
A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, density, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineralization
Mineral-bearing rock; the minerals may have been either a part of the original rock unit or injected at a later time.

Mineral reserve
A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral resource
A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form or quantity and of such a grade or quality that  has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

NI 43-101
Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects of the Canadian Securities Regulators.

Ore
Rock, generally containing metallic and non-metallic minerals that can be mined and processed at a profit.

Ounce (troy)
All ounces referenced herein are troy ounces.  Despite the world's gradual conversion to the metric system, the troy ounce remains a fixture of the gold industry and the most important basis for expressing quotations of most gold markets.  One troy ounce equals approximately 31.1 grams in weight.  There are 32.15 troy ounces in a kilogram.

Probable mineral reserve
A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances a measured mineral resource, demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven mineral reserve
A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Qualified Person or QP
An individual who, in accordance with NI 43-101: (a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project and the technical report; and (c) is a member in good standing of a recognized professional association.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Ramp
An inclined underground tunnel that provides access to an ore body for exploration, ventilation and/or mining purposes in an underground mine.

Reclamation
The process by which lands disturbed as a result of mining activity are reclaimed back to a beneficial land use.  Reclamation activity includes the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings impoundments, leach pads and other mine features, and contouring, covering and revegetation of waste rock piles and other disturbed areas.

Recoverable Reserves
Recoverable reserves represent the quantity of gold that can be recovered (i.e. mined) from existing gold resources.

Plant Recovery Rate
The percentage of valuable metal in the ore that is recovered by metallurgical treatment.

Refractory Ore
Mineralized rock in which much of the gold is encapsulated in sulphides or other minerals and is not readily amenable to dissolution by cyanide solutions (unlike oxidized ore) even with fine grinding.

Reserves and Resources
The Company’s classification of mineral reserves and resources and the subcategories of each conforms with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on August 20, 2000, which are in accordance with Canadian Securities Administrators' National Instrument 43-101 dated November 17, 2000.

Stockpile
Broken ore heaped on surface or prepared areas underground, pending treatment or shipment.

Stope
Working place in an underground mine where ore is extracted.

Tailings
The material that remains after all economically recoverable metals or minerals of economic interest has been removed from the ore through milling and processing.

Ton
A ton or short ton is a British imperial measure of weight equivalent to 2,000 pounds.

Tonne
A tonne or metric tonne is about 10% greater in weight than a short ton and equivalent in weight to 1000 kilograms or 2,205 pounds.

Waste
Barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

CORPORATE DIRECTORY

Jaguar Mining Inc. is incorporated under the laws
of Ontario.

DIRECTORS

Andrew C. Burns[1]

Gil Clausen[3,4]

William E. Dow[3]

Gary E. German[1,2,4]
Chairman

Anthony F. Griffiths[1,2,3]

Daniel R. Titcomb

1  Audit Committee
2 Compensation Committee
3 Corporate Governance Committee
4 Health, Safety and Environmental Committee

OFFICERS

Daniel R. Titcomb
President & CEO

James M. Roller
Chief Financial Officer & Treasurer

Lúcio Cardoso
Chief Operating Officer

Adriano L. Nascimento
VP Exploration & Engineering

Robert Zwerneman
VP Corporate Development, Director of IR

Robert J. Lloyd
Secretary

ADMINISTRATIVE  OFFICE

125 North State Street
Concord, NH  03301 - USA
Phone: (603) 224-4800
Fax:  (603) 228-8045
E-mail: ir@jaguarmining.com
Website: www.jaguarmining.com

REGISTERED OFFICE

100 King Street West, Suite 4400
1 First Canadian Place
Toronto, Ontario M5X 1B1 - Canada

OPERATING OFFICE

Rua Fernandes Tourinho 487, 7th Floor
CEP 30.112-000 - Belo Horizonte - MG
Brazil

AUDITORS

KPMG LLP
Toronto, Ontario
Belo Horizonte, Brazil

LEGAL COUNSEL

Davies Ward Phillips &Vineberg LLP
Toronto, Ontario
New York, NewYork

Hinckley, Allen & Snyder LLP
Concord, New Hampshire

BANKS

Bank of America
Boston, Massachusetts

HSBC
Toronto, Ontario

Royal Bank of Canada
Toronto, Ontario

STOCK TRANSFER AGENT

Computershare Investor Services Inc.
100 University Avenue, 9th floor
Toronto, ON  M5J 2Y1
Phone: 1-800-564-6253
Fax: 1-866-249-7775
Email: service@computershare.com

EXCHANGE LISTING

Toronto Stock Exchange: “JAG”, “JAG.NT”
NYSE Arca: “JAG”